CONFIDENTIAL TREATMENT REQUESTED BY LIMITED BRANDS, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO 17 C.F.R. § 200.83 (“RULE 83”)

July 28, 2008

Via Facsimile and Overnight Delivery

Re:	Limited Brands, Inc.

Form 10-K for Fiscal Year Ended February 2, 2008

Filed March 28, 2008

File No. 1-8344

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20459

Dear Mr. Reynolds:

On behalf of Limited Brands, Inc. (“Limited Brands” or the “Company”), set forth below is Limited Brands’ response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 15, 2008 relating to the above referenced filing (the “Comment Letter”). For the Staff’s convenience, the comment of the Staff is reproduced in italicized font below and is followed by the response of Limited Brands. A copy of this letter with the confidential portions of the response redacted is also being filed with the Commission today via EDGAR as a correspondence file.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

18. Segment Information, page 77

We reviewed your response to our prior comment noting you do not believe that Mast should be considered an operating segment based on paragraphs 10(b) and 11 of SFAS 131. As discussed in your conference call transcripts for the fourth quarter of 2007 and first quarter of 2008, Mast’s results have had a positive impact on your net sales (i.e. intersegment sales are now considered external sales due to the divestiture of Express and Limited) and a negative impact to your gross margin rate due to the divestiture. These disclosures along with Mast’s loss of some external business (e.g. Abercrombie) appear more than “incidental” to you in the context of paragraph 11 of SFAS 131. Further, considering (i) Mast’s sales to external customers and intersegment sales during the past two fiscal years and (ii) the impact Mast has had on your operating results (as discussed in your conference calls), it appears that your chief operating decision maker would review Mast’s results consistent with paragraph 10(b) of SFAS 131. Based on the foregoing it appears that Mast would be considered a reportable operating segment. Please advise or revise.

We have reviewed the Staff’s response and submit the following additional information for the Staff’s consideration. We hope this additional information addresses the Staff’s comment included above and also provides further insight into management’s view of our business and the basis for our conclusions regarding Mast and SFAS 131.

During the second quarter of 2007, we completed the divestiture of a majority ownership interest in both Express and Limited Stores (collectively, the “Apparel Segment”). In conjunction with the divestitures, Mast entered into merchandise sourcing transition service agreements with Express and Limited Stores. Subsequent to the divestitures, our consolidated operating results are impacted by the removal of the Apparel Segment and by the impact of the related transition service agreements with Mast. Specifically, we no longer recognize net sales, operating expenses or operating income associated with the Apparel Segment. With respect to Mast, 75% of Mast’s net sales to Express and Limited Stores are recognized as external sales subsequent to the divestitures.

As the Staff notes, we provided information during our fourth quarter 2007 and first quarter 2008 earnings calls to facilitate our financial statement users’ understanding of the impact of the Apparel Segment divestiture, including the impact of the divestiture on our consolidated gross margin rate and selling, general and administrative rate. We disclosed this information to clarify the impact of the divestiture of the Apparel Segment as opposed to specifically comment on the results of Mast. As such, this information contemplated both the impact of removing the Apparel Segment operating results as well as the impact of Mast’s merchandise sourcing activities as provided by the transition service agreements.

*** CONFIDENTIAL TREATMENT REQUESTED BY LIMITED BRANDS, INC.

PURSUANT TO RULE 83

Additionally, we will answer questions from time to time regarding Mast’s operating results to facilitate financial statement users’ understanding of our consolidated results. As the Staff notes, during both the fourth quarter 2007 and first quarter 2008 earnings teleconferences, we provided a response to a question regarding Mast’s loss of a third party customer, Abercrombie & Fitch. Although we will answer questions from time to time to be helpful to our financial statement users, we do not typically include Mast in our prepared earnings call remarks. We believe that these disclosures are consistent with the principles of paragraph 8 of SFAS 131 which states, “Nothing in this Statement is intended to discourage an enterprise from reporting additional information specific to that enterprise or to a particular line of business that may contribute to an understanding of the enterprise.”

Regarding paragraph 11 of SFAS 131, our fundamental business activity is operating retail brands including Victoria’s Secret and Bath & Body Works. As a result, management views Mast’s merchandise sourcing activities as “…incidental to the activities of the enterprise…”, similar to our other shared service functions such as distribution and logistics, real estate and store design and construction. While we recognize the quantitative impact of Mast to our consolidated net sales, we do not believe that paragraph 11 of SFAS 131 is intended to be solely a quantitative evaluation.

[REDACTED]

While we recognize the factors cited by the Staff in its’ presumption that our chief operating decision maker (Leslie H. Wexner, Chairman of the Board of Directors and Chief Executive Officer) would review Mast’s results, Mr. Wexner’s reviews, resource allocation decisions and performance assessments are limited to our retail brands, consistent with our mission “to build a family of the world’s best fashion retail brands”. Following is additional information for the Staff’s benefit:

[REDACTED]

Based on the nature of Mast’s operations as the merchandise sourcing function for Victoria’s Secret and the operating income of the external customer business [REDACTED], Mr. Wexner does not regularly review Mast’s operating results to make decisions about the allocation of resources or to assess performance. As a result, the Company continues to believe that Mast does not meet the definition of an operating segment as outlined in SFAS 131.

We hope this additional context and information was helpful. Please advise me at (614) 415-2403 if the Staff has any further questions or comments. Please fax any additional written comments to my attention at (614) 415-7250.

Very truly yours,

/s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer
Executive Vice President, Chief Financial Officer

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